August 22, 2013

Deborah O’Neal-Johnson, Esquire
U.S. Securities & Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: T. Rowe Price California Tax-Free Income Trust 033-08093/811-4525
T. Rowe Price Capital Appreciation Fund 033-05646/811-4519
T. Rowe Price Equity Income Fund 033-00070/811-4400
T. Rowe Price GNMA Fund 033-01041/811-4441
T. Rowe Price New America Growth Fund 002-99122/811-4358
T. Rowe Price State Tax-Free Income Trust 033-06533/811-4521
(collectively the “Registrants”)

Dear Ms. O`Neal-Johnson:

The following is in response to oral comments received from Mary Cole on August 20, 2013, regarding the preliminary Proxy Statement and accompanying materials for the above listed Registrants, and their series and classes thereunder, which was filed on August 12, 2013. Ms. Cole’s comment and our response to it are set forth below.

Comment:

To the extent the new fundamental policy on commodities creates additional risks, those additional risks should be disclosed. If this is not the case, please respond to the Staff with your reasons why the new policy does not create additional risk.

Response:

We do not believe that the new fundamental policy on commodities will create additional risks or increase the funds’ overall risk profiles at this time. The funds included in the preliminary Proxy Statement currently have a fundamental policy which provides that the funds may not purchase or sell physical commodities except that they may enter into futures contracts and options thereon. Changing the term “physical commodities” to “commodities” results in part from previous Staff comments relating to the current policy and is intended to better conform with the requirements under section 8(b)(1)(F) of the Investment Company Act of1940 Act. Further, the new policy is primarily designed to provide flexibility to engage in transactions involving new types of financial instruments, including commodity-linked instruments, should they become available in the future.

The policy would still provide that direct investments in commodities are prohibited, but would clarify the funds’ authority to enter into a variety of derivative transactions relating to commodities and provide the funds with greater flexibility in the future to pursue new investment opportunities as they become available. The proposed change is intended to preserve the funds’ flexibility to invest in a variety of modern financial instruments that could technically be considered commodities and allow the funds to buy and sell various financial instruments representing interests in commodities and enter into derivative transactions involving commodities. Although the policy will be broadened, T. Rowe Price does not anticipate any immediate changes to the manner in which any of the T. Rowe Price Funds are managed as a result of this change and all derivatives use by the funds will continue to be subject to strict limits and the oversight of various T. Rowe Price investment steering and risk management committees.

If the funds pursue investments involving any new types of commodity-linked instruments in the future, we would carefully evaluate whether additional risk disclosure would be required and tailor that risk disclosure to the particular type of instrument. However, we do not believe that the new commodities policy will necessitate any additional risk disclosure in the funds’ prospectuses or statement of additional information once it is approved by the funds’ shareholders. Therefore, we also do not believe that any additional risk disclosure relating to the new commodities policy is necessary for the Proxy Statement.

Please feel free to contact the undersigned at (410) 345-6646, or in my absence, Darrell N. Braman at (410) 345-2013, if you have any questions or further comments.

Sincerely,

/s/Brian R. Poole
Brian R. Poole
Vice President and Legal Counsel, T. Rowe Price Associates, Inc.

In connection with responding to your comments, T. Rowe Price acknowledges that:

• The Registrants are responsible for the adequacy and accuracy of the disclosure in the filings;

• Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

• The Registrants may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

/s/David Oestreicher
David Oestreicher
Vice President, of each of the Registrants referenced herein